Q2 2011 and First Half 2011 Financial Results

Grupo TMM

July 29, 2011

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade
Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses.
These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and
Exchange Commission.
Forward-Looking Statements

  José Serrano, Chairman and CEO
  Jacinto Marina, Deputy CEO
  Carlos Aguilar, CFO
  Luis Ocejo, Maritime
  Roberto Martínez, Ports and Terminals

On Today’s Call

Q2 2011 and First Half 2011 Financial Results

$160
$120
$80
$40
$0
$75.4
$69.6
$156.6
$135.6
Q2
1H
2010
2011

Operating Profit

$20
$15
$10
$5
$0
$7.9
$10.7
$18.4
$16.1
Q2
1H
2010
2011

EBITDA

$50
$40
$30
$20
$10
$0
$22.1
$24.3
$45.1
$42.8
Q2
1H
2010
2011

Consolidated Financial Results*
Revenue, Operating Profit, EBITDA

*Millions of U.S.$
Revenue
-7.7%
-13.4%
35.4%
-12.5%
10.0%
-5.1%

Q2 2011 and First Half 2011 Financial Results

$120
$80
$40
$0
$51.7
$43.6
$102.4
$83.2
Q2
1H
2010
2011

$30
$20
$10
$0
$16.0
$10.6
$29.0
$19.6
Q2
1H
2010
2011

Maritime’s Financial Results*
Revenue and Operating Profit

Revenue
Operating Profit
*Millions of U.S.$
-15.7%
-18.7%
-33.7%
-32.4%

Q2 2011 and First Half 2011 Financial Results

$44
$42
$40
$38
$36
$39.7
$43.6
Q1 2011
Q2 2011

$12
$10
$8
$6
$4
$2
$0
$9.0
$10.6
Q1 2011
Q2 2011

Maritime’s Financial Results*
Revenue and Operating Profit- Improvement from Q1 2011

Revenue
Operating Profit
*Millions of U.S.$
9.8%
17.8%

Q2 2011 and First Half 2011 Financial Results

Harbor Tugs $6.6
Chemical Tankers $9.8
Product Tankers $16.7
Offshore $50.1

1H 2011 Maritime’s Financial Results
Offshore Vessels
  Lower utilization and average
 daily tariffs
  Three less vessels in 1H 2011
Product Tankers
  Lower utilization and average
 daily tariffs
Chemical tankers
  Lower freight volumes and one
 less vessel in operation in Q2
 2011
Harbor towage
  Increased ship calls at
 Manzanillo from 822 to 1,055

*Millions of U.S.$

TMM’s Maritime Fleet
Product Tankers
Pacific Coast & Gulf
 of Mexico
Harbor Towage
Manzanillo
Fleet: 28
Chemical
Tankers
Gulf of Mexico inter-
 coastal services
Fleet: 8
Fleet: 6
Fleet: 2
Offshore Vessels
Sound of Campeche

  Track record - Ability to generate sizable contracted
 revenue stream
  Contract backlog of approximately $199.2 million

Offshore and Product Tanker
Data Snapshot
	2Q 2010	2Q 2011
Revenue Available Days	2,487	2,231
Average Vessels	32	28
Utilization	85.4%	87.5%
	2Q 2010	2Q 2011
Revenue Available Days	541	563
Average Vessels	6	7
Utilization	99.9%	95.2%
Offshore Fleet
Product Tanker Fleet

*Q2 2011 offhire days: Offshore fleet 317 days and product tanker fleet 28 days

Q2 2011 and First Half 2011 Financial Results

Revenue
$15
$10
$5
$0
$5.7
$6.9
$11.9
$14.1
Q2
1H
2010
2011

Operating Profit
$4
$3
$2
$1
$0
$1.4
$1.4
$3.4
$3.4
Q2
1H
2010
2011

Ports and Terminals’ Financial Results*
Revenue and Operating Profit

*Millions of U.S.$
21.0%
18.5%
Unchanged

Q2 2011 and First Half 2011 Financial Results

+23.3%
500,000
400,000
300,000
200,000
100,000
327,739
403,966
1H
2010
2011

Ports and Terminals’ Financial Results
Puebla, Saltillo and Acapulco

Autos Handled
*Millions of U.S.$

1H 2011 Logistics’ Financial Results
  Excluding $6.7m from sale of assets in April 2010,
 revenue increased 7.6%
  Auto hauling revenue improved 46.6%
  EBITDA improved to breakeven in 1H 2011

Total Debt*
  Peso-denominated debt
 increased $43.3m from
 appreciation of Peso vs.
 Dollar in 1H 2011
  In Q1 2011 paid $44.5m of
 Trust Certificates debt,
 including a capital
 prepayment of $8.4m
  In Q2 2011 prepaid
 remaining balance of
 securitization facility for
 $9.1m
  Of total debt, only 2.5%,
 or $22.0m, is short term
	As of 12/31/10	As of 06/30/11
Mexican Trust Certificates**	$786.4	$822.6
Securitization Facility	11.8	0.0
Other Corporate debt	73.9	69.4
TOTAL DEBT	$872.1	$892.0
Exchange Rate:
Exchange Rate:
12.38 pesos/dollar at 12/31/10
12.38 pesos/dollar at 12/31/10
11.77 pesos/dollar at 06/30/11
11.77 pesos/dollar at 06/30/11
*All numbers millions US$
*All numbers millions US$
** 20 year term and non-recourse to Company
** 20 year term and non-recourse to Company
13

Q2 2011 and First Half 2011 Financial Results

- Product tanker fleet
  - One additional leased vessel in Q2
  - Total of 7 vessels working with contracts through year end
- Offshore fleet
  - Added one 3-year contract in Q2, previously working in spot market
  - Pursue long-term contracts in international markets
- Acapulco and Automotive
  - Acapulco - 2 additional cruise lines in Q3 2011
  - Auto industry expected to continue to grow

Expected Improvements in 2H 2011

Q2 2011 and First Half 2011 Financial Results

- Container and Liquids Terminal at Port of Tuxpan
  - Concession to operate and environmental permits in place
- Add specialized offshore vessels to TMM's fleet
  - Meet increasing demand for deep water exploration in Mexico

TMM’s 5-Year Growth Strategy

July 29, 2011